August 27, 2019

Jason Gorevic
Chief Executive Officer
Teladoc Health, Inc.
2 Manhattanville Road
Suite 300
Purchase, NY 10577

       Re: Teladoc Health, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 27, 2019
           File No. 001-37477

Dear Mr. Gorevic:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications
cc:    Adam Vandervoort